UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Subject Company)

KAO ACQUISITION SUB, INC.

(Offeror)

KEYSTONE AUTOMOTIVE OPERATIONS, INC.

(Parent of Offeror)

LKQ CORPORATION

(Parent of Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

190345108

(Cusip Number of Class of Securities)

Victor M. Casini

Senior Vice President and General Counsel

500 West Madison Street,

Suite 2800, Chicago, IL

(312) 621-1950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

J. Craig Walker, Esq.

K&L Gates LLP

70 W. Madison St., Suite 3100

Chicago, Illinois 60602

(312) 807-4321

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by KAO Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Keystone Automotive Operations, Inc. (“Parent”) which is a wholly owned subsidiary of LKQ Corporation (“LKQ”), to acquire any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Coast Distribution System, Inc. (“Coast”) at a price of $5.50 in cash, without interest, per Share, subject to the terms and conditions of the Agreement and Plan of Merger, dated as of July 8, 2015, by and among Purchaser, Parent, LKQ, and Coast.

ADDITIONAL INFORMATION

This Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Coast’s common stock described in this Schedule TO has not commenced. At the time the tender offer is commenced, LKQ will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Coast will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Coast’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Number	Description

99.1	Press Release, dated July 9, 2015.